Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Year Ended
(In Thousands, Except Ratios)	December 31, 2016		December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Net income before taxes	$552,026		$250,350	$589,207	$362,688	$327,768
Add: Fixed charges (interest expense) (1)	375,963		306,590	200,430	123,856	146,781
Preferred stock dividend	2,449		—	—	—	—
Income as adjusted	$930,438		$556,940	$789,637	$486,544	$474,549
Fixed charges (interest expense) + preferred stock dividend	$378,412		$306,590	$200,430	$123,856	$146,781
Ratio of income (losses) to combined fixed charges and preferred stock dividends	2.46	x	1.82x	3.94x	3.93x	3.23x
Deficiency	$—		$—	$—	$—	$—
(1) Includes effect of realized losses on interest rate swaps.